SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               NATIONAL COAL CORP.
                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   632381 208
                                   ----------
                                 (CUSIP Number)

                                  Daniel Warsh
                           c/o Crestview Capital Funds
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2006
             (Date of Event which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       [ ]

 1       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS [ENTITIES ONLY]

Crestview Capital Master, LLC
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |X|
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          WC
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                              7 SOLE VOTING POWER

                           3,092,143 (See Items 3, 4 and 5)
                          ------- ---------------------------------------------

                          ------- ---------------------------------------------
                                8 SHARED VOTING POWER

                                  0
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                                  3,092,143 (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  0
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,143 (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.4% (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          OO
--------- ---------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS [ENTITIES ONLY]

Crestview Capital Partners, LLC
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |X|
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          WC
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                              7 SOLE VOTING POWER

                           20,169 (See Items 3, 4 and 5)
                          ------- ---------------------------------------------

                          ------- ---------------------------------------------
                                8 SHARED VOTING POWER

                                  0
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                                  20,169  (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  0
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,169  (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.15% (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          OO
--------- ---------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS [ENTITIES ONLY]

Dillon Capital, Inc.
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |X|
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          WC
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                              7 SOLE VOTING POWER

                           1,975 (See Items 3, 4 and 5)
                          ------- ---------------------------------------------

                          ------- ---------------------------------------------
                                8 SHARED VOTING POWER

                                  0
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                                  1,975  (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  0
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,975 (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.014% (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          BD
--------- ---------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS [ENTITIES ONLY]

Stewart Flink
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |X|
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          PF
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                              7 SOLE VOTING POWER

                                  17,107 (See Items 3, 4 and 5)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                                  0
                          ------- ---------------------------------------------

                          ------- ---------------------------------------------
                                9 SOLE DISPOSITIVE POWER

                                  17,107  (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                           0
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,107 (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.12% (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS [ENTITIES ONLY]

Robert Hoyt
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |X|
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          PF
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                              7 SOLE VOTING POWER

                                  66,808 (See Items 3, 4 and 5)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                                  0
                          ------- ---------------------------------------------

                          ------- ---------------------------------------------
                                9 SOLE DISPOSITIVE POWER

                                  66,808  (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  0
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,808 (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.48% (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

This Amendment No. 2 (this "Amendment") amends the Schedule 13D originally filed on March 1, 2004, as amended by Amendment No. 1 filed on November 24, 2004, and is being filed by Crestview Capital Master, LLC ("Crestview"), Crestview Capital Partners, LLC ("Crestview Partners"), Dillon Capital, Inc. ("Dillon"), Stewart Flink ("Flink") and Robert Hoyt ("Hoyt") (each, a "Reporting Person" and collectively, the "Reporting Persons").

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of National Coal Corp., a Florida corporation (the "Company"), which has its principal place of business at 8915 George Williams Road, Knoxville, Tennessee 37923.

Item 2. Identity and Background is hereby amended in its entirety as follows:

(a) This Amendment is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. The Reporting Persons are making a joint filing due solely to (i) the ownership by Crestview of more than 5% of the Common Stock; (ii) the beneficial ownership of shares of Common Stock by each of the other Reporting Persons; and (iii) the relationship among the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of
Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

(b) The business address for each of the Reporting Persons is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each Reporting Person is purchasing, selling, trading and investing in securities.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship: Crestview: Delaware
         Crestview Partners: Delaware
         Dillon: Delaware
         Flink: US
         Hoyt: US

         Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

On January 13, 2005, the Company effected a one-for-four reverse stock split of its issued and outstanding Common Stock ("Reverse Stock Split"). In the transactions reported below, the number of shares of Common Stock and the number of shares of Common Stock underlying the Preferred Stock and Warrants have been recalculated to reflect the Reverse Stock Split.

Crestview:
On December 23, 2004, Crestview exercised an additional investment right received in a previously reported transaction on August 18, 2004. In connection therewith, Crestview purchased from the Company 11.11 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and Warrants to purchase up to 5,555 shares of Common Stock at an exercise price of $8.40 per share and an expiration date of August 31, 2006 in exchange for consideration of $166,667. The 11.11 shares of Preferred Stock are convertible into 27,775 shares of Common Stock. The Preferred Stock and Warrants are currently not convertible or exercisable, as applicable, within 60 calendar days because the Preferred Stock and Warrants each contain a contractual provision blocking their exercise when the Reporting Person (together with its affiliates) owns more than 9.99% of the outstanding Common Stock. Since the Reporting Person currently owns 22.4% of the Common Stock, the Preferred Stock and Warrants are currently not convertible or exercisable, as applicable. The source of funds for this transaction was the working capital of Crestview.

On December 23, 2004, Crestview exercised an additional investment right received in a previously reported transaction on August 12, 2004. In connection therewith, Crestview purchased from the Company 28 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and Warrants to purchase up to 14,000 shares of Common Stock at an exercise price of $8.40 per share and an expiration date of August 31, 2006 in exchange for consideration of $420,000. The 28 shares of Preferred Stock are convertible into 70,000 shares of Common Stock. The Preferred Stock and Warrants are currently not convertible or exercisable, as applicable, within 60 calendar days because the Preferred Stock and Warrants each contain a contractual provision blocking their exercise when the Reporting Person (together with its affiliates) owns more than 9.99% of the outstanding Common Stock. Since the Reporting Person currently owns 22.4% of the Common Stock, the Preferred Stock and Warrants are currently not convertible or exercisable, as applicable. The source of funds for this transaction was the working capital of Crestview.

On January 31, 2005, Crestview purchased 24,011 shares of Common Stock from Crestview Warrant Fund L.P. in exchange for consideration of $85,030. The source of funds for this transaction was the working capital of Crestview.

On March 10, 2005, Crestview purchased from the Company a secured promissory note and Warrants to purchase up to 56,245 shares of Common Stock at an exercise price of $8.50 per share and an expiration date of March 10, 2010 in exchange for consideration of $2,064,090. The promissory note was repaid in full on or about December 29, 2005. The Warrants are currently not exercisable, as applicable, within 60 calendar days because the Warrants contain a contractual provision blocking their exercise when the Reporting Person (together with its affiliates) owns more than 9.99% of the outstanding Common Stock. Since the Reporting Person currently owns 22.4% of the Common Stock, the Warrants are currently not exercisable. The source of funds for this transaction was the working capital of Crestview.

On December 22, 2005, Crestview purchased from the Company senior secured notes and Warrants to purchase up to 63,005 shares of Common Stock at an exercise price of $8.50 per share and an expiration date of December 15, 2010 in exchange for consideration of $2,000,000. The Warrants are currently not exercisable, as applicable, within 60 calendar days because the Warrants contain a contractual provision blocking their exercise when the Reporting Person (together with its affiliates) owns more than 9.99% of the outstanding Common Stock. Since the Reporting Person currently owns 22.4% of the Common Stock, the Warrants are currently not exercisable. The source of funds for this transaction was the working capital of Crestview.

On January 30, 2006, Crestview entered into a Stock Purchase Agreement pursuant to which Crestview will purchase 100,000 shares of Common Stock from a former officer and director of the Company in exchange for consideration of $650,000. Under the terms of the Stock Purchase Agreement, the purchase will be effectuated on February 28, 2006 and the purchase of the shares will be made pursuant to an effective registration statement. The source of funds for this transaction was the working capital of Crestview.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

The purpose of this Schedule 13D (Amendment No. 2) is to report the transactions described in Item 3 above. All securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes.

The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of
Schedule 13D, except for the sale of its shares of Common Stock in the ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented to add the following:

(a) The power to vote or dispose of the shares beneficially owned by Crestview and Crestview Partners is shared by Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom disclaims beneficial ownership of the shares of Common Stock beneficially owned by Crestview and Crestview Partners. By virtue of the foregoing relationships, Flink, Hoyt and Warsh may be deemed to have beneficial ownership over shares owned by Crestview and Crestview Partners. However, each Reporting Person hereby disclaims beneficial ownership over shares of Common Stock owned by each other Reporting Person. For purposes of this Amendment, each Reporting Person is reporting:

Crestview. Crestview is the beneficial owner of 3,092,143 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations as described above), which, to Crestview's knowledge, represents approximately 22.4% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's 10-QSB for the period ended September 30, 2005).

Crestview Partners. Crestview Partners is the beneficial owner of 20,169 shares of Common Stock which, to Crestview Partners's knowledge, represents approximately 0.15% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's 10-QSB for the period ended September 30, 2005).

Dillon. Dillon is the beneficial owner of 1,975 shares of Common Stock which, to Dillon's knowledge, represents approximately 0.014% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's 10-QSB for the period ended September 30, 2005).

Flink. Flink is the beneficial owner of 17,107 shares of Common Stock, which, to Flink's knowledge, represents approximately 0.12% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's 10-QSB for the period ended September 30, 2005).

Hoyt. Hoyt is the beneficial owner of 66,808 shares of Common Stock, which, to Hoyt's knowledge, represents approximately 0.48% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's 10-QSB for the period ended September 30, 2005).

(b) As described in Item 5(a) above, solely by virtue of certain relationships, the Reporting Persons may be deemed to share voting control of the shares of Common Stock owned by certain other Reporting Persons; however, each Reporting Person disclaims beneficial ownership over shares owned by each other Reporting Person.

(c) Except as set forth in Item 3 above, there have been no transactions in securities of the Issuer that were effected by the Reporting Person during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between each Reporting Person and any other person with respect to the securities of the Company.


Item 7.    Material to be Filed as Exhibits.

         99.1     Joint Filing Agreement, dated February 23, 2006

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 23, 2006


CRESTVIEW CAPITAL MASTER, LLC


By:      /s/ Robert Hoyt
         ----------------
         Name: Robert Hoyt
         Title: Member


CRESTVIEW CAPITAL PARTNERS, LLC


By:      /s/ Robert Hoyt
         ----------------
         Name: Robert Hoyt
         Title: Member


DILLON CAPITAL, INC.


By:      /s/ Stewart Flink
         Name: Stewart Flink
         Title: President


By:      /s/ Stewart Flink
         -----------------
         Stewart Flink


By:      /s/ Robert Hoyt
         ----------------
         Robert Hoyt